[BROWNSTEIN/HYATT FARBER/SCHRECK LETTERHEAD]

February 8, 2008	Adam J. Agron
Attorney at Law
T 303.223.1134
F 303.223.0934
aagron@bhfs.com

Mr. Mark P. Shuman

United States Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, D.C.  20549

RE:                            CrowdFunder, Inc., f/k/a Mauna Kea Enterprises, Inc. (the “Company”)

                                                Amendment No. 2 to Registration Statement on Form SB-2

                                                Filed February 8, 2008

                                                File No. 333-147918

Dear Mr. Shuman:

In response to your letter dated February 5, 2008 and on behalf of the Company, we filed the Company’s Amendment No. 2 to its Form SB-2.  Set forth below are our responses to the comments contained in your letter.

Calculation of Registration Fee

1.                    You appear to be amending your registration statement to include re-sales of 275,232 shares of common stock issued to investors subsequent to the initial filing of your registration statement. It appears that Rule 152 under the Securities Act is not available, given that, at the time of the subsequent offering, you had already decided to make a public offering and filed the registration statement. Please explain how this subsequent offering did not involve any public offering. In your response, please discuss how the offerees and investors in this subsequent unregistered transaction were identified. Also, explain to the extent to which the offerees and investors were aware of the pending registration statement and whether they discussed the possibility that the shares offered to them could be included in the registration statement. Finally, tell us why the unregistered issuances and subsequent re-sales should not be viewed as two parts of a single distribution.

The Company believes that the December 17, 2007 private placement is exempt from registration under Section 4(2) of the Securities Act and that it does not constitute a public offering because:

•                  The Company issued securities to six previously known investors, each of whom is a part owner, or affiliate, of Waveland Colorado Ventures, LLC, one of the Company’s significant shareholders.  The Company had been in on-going discussions with Waveland Colorado Ventures about raising additional working capital since the July 2007 share exchange and before filing the registration statement.  Due to the protracted registration process, Waveland’s affiliates agreed to fund the Company’s critical working capital needs prior to the effectiveness of the registration statement.  Waveland Colorado Ventures has informed us that it is prohibited from making additional investments in the Company under Colorado law and, therefore, individuals and entities affiliated with Waveland Colorado Ventures agreed to make the investment instead.  The Company approached only Waveland Colorado Ventures to fund its critical working capital needs before any revenue was generated by the Company in order to carry the Company through the registration process.

•                  The Company did not conduct any general solicitation or general advertising in connection with the private placement.

•                  Each investor agreed to hold the securities for his or its own account and not on behalf of others.

•                  Each investor represented that he or it acquired the securities for investment purposes only and not with a view to sell them.

At the time of the closing the private placement, each of the investors was aware that the Company had previously filed a registration statement.  However, including the shares in the registration statement was not discussed with, or offered to, the investors.  In fact, the subscription agreement entered into between the Company and the investors states that the securities sold were unregistered securities and that the Company had no obligation to register them.  The Company subsequently made its own decision to include the securities in the registration statement for convenience.  We have filed a copy of the form of subscription agreement with the Company’s Amendment No. 2 to Form SB-2.

The Company believes that the issuances of unregistered securities is a separate distribution from any subsequent re-sales thereof. The investors have represented that they do not have any present intention to re-sell the recently acquired securities.  Further, there is currently no public market for the Company’s securities and it is not certain that one will develop

Please also refer to our answer to your question number 4 below, which answer is incorporated by reference herein.

Front Cover Page of Prospectus

2.                    You have fixed your offering price at $1.00, until such time as your shares are quoted on the OTC Bulletin Board. Given that your two most recent private placements were priced at $0.2725 and $0.33, respectively, please give the factors that were considered in determining the offering price. See Item 505 of Regulation S-B.

We have revised the offering price to reflect the per share purchase price in the last completed private placement of $0.2725.

Prospectus Summary

The Offering, page 2

3.                    You state that you are registering the offer and sale of 3,174,632 shares of common stock, and on the cover page of the prospectus you state that you are registering the offer and sale of 3,239,532 shares of common stock. Please explain this discrepancy or revise your document accordingly.

We have revised our disclosure accordingly.

Selling Shareholders, page 46

4.                    You state that you are registering the resale of 275,232 shares of common stock issued on December 17, 2007. However, you have added disclosure elsewhere in the document stating that you have agreed to issue an additional 183,492 shares of common stock to six accredited investors at such time as the staff has no further comments on your registration statement. Please provide to us additional information about the offering of these 183,492 shares, including, but not limited to the following:

•                  Describe the nature and purpose of the transaction;

•                  Enumerate the conditions under which the investors may terminate their obligation to purchase the shares;

•                  Provide the Securities Act exemption on which you are relying for not registering the transaction and any information used to determine eligibility for such exemption;

•                  Provide the names of the investors and describe any previous investments in your securities and/or any relationships an investor may have with you; and

•                  Describe the relationship of the transaction with the sale that took place on December 17, 2007.

As discussed above in response to question 4, on December 17, 2007, the Company closed a private placement consisting of 275,232 shares of common stock issued to six investors at a price of $0.2725 per share for an aggregate purchase price of $75,000.  In the subscription agreements entered into for the December 17, 2007 private placement, the investors committed to purchase an additional 183,492 shares of common stock at a price of $0.2725 per share for an aggregate purchase price of $50,000 at such time as the Commission has informed the Company that it has no further comments to the registration statement.  The purpose of the private placement was to raise working capital for the Company.  On January 16, 2008, the investors waived the closing condition related to the issuance of the additional 183,492 shares and paid the purchase price therefor, and the Company issued the shares.

The Company believes that the issuances described above are exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof because:

•                  The Company issued securities to six previously known investors, each of whom is a part owner, or affiliate, of Waveland Colorado Ventures, one of the Company’s significant shareholders.  The Company had been in on-going discussions with Waveland Colorado Ventures about raising additional working capital since the July 2007 share exchange and before filing the registration statement.  Due to the protracted registration process, Waveland’s affiliates agreed to fund the Company’s critical working capital needs prior to the effectiveness of the registration statement.  Waveland Colorado Ventures has informed us that it is prohibited from making additional investments in the Company under Colorado law and, therefore, individuals and entities affiliated with Waveland Colorado Ventures agreed to make the investment instead.  The Company approached only Waveland Colorado Ventures to fund its critical working capital needs before any revenue was generated by the Company in order to carry the Company through the registration process.

•                  The Company did not conduct any general solicitation or general advertising in connection with the private placement.

•                  Each investor agreed to hold the securities for his or its own account and not on behalf of others.

•                  Each investor represented that he or it acquired the securities for investment purposes only and not with a view to sell them.

The names of the investors who purchased securities on December 17, 2007 and January 16, 2008 are set forth below and we have included information about each investor’s previous investment in the Company’s securities and any relationship with the Company:

EARNCO MPP (Earnest Mathis)

EARNCO MPP purchased 45,872 shares on December 17, 2007 and 30,582 shares on January 16, 2008.  Earnest Mathis is the trustee of EARNCO MPP and has sole dispositive and voting control over these securities.  Mr. Mathis is also the beneficial owner of 449,250 shares of common stock held by Mathis Family Partners, Ltd., for which Mr. Mathis is the general partner.  Mr. Mathis may be considered a beneficial owner of 2,999,800 shares of common stock beneficially owned by Waveland Colorado Ventures.  Waveland Colorado Ventures’ investment committee, consisting of three individuals and of which Mr. Mathis is a member, has dispositive and voting control over the securities.  Mr. Mathis disclaims beneficial ownership in the securities mentioned above to the extent that he does not have a pecuniary interest therein. Mr. Mathis served as the President and Treasurer and was the sole director of the Company from inception until the July 2007 share exchange.

Lazzeri Equity Partners 401k Plan (Robert Lazzeri)

Lazzeri Equity Partners 401k Plan purchased 45,872 shares on December 17, 2007 and 30,582 shares on January 16, 2008.  Robert Lazzeri is the trustee of Lazzeri Equity Partners 401k Plan and has sole dispositive and voting control over the securities.  Mr. Lazzeri is also the beneficial owners of 449,250 shares of common stock held by Lazzeri Family Trust, for which Mr. Lazzeri is the trustee.  Mr. Lazzeri disclaims beneficial ownership in the securities held by Lazzeri Equity Partners 401k Plan and Lazzeri Family Trust to the extent that he does not have a pecuniary interest therein.  Mr. Lazzeri has a pecuniary interest in 2,999,800 shares of common stock beneficially owned by Waveland Colorado Ventures by virtue of being a part owner of Waveland Colorado Ventures.  Mr. Lazzeri disclaims beneficial ownership in the securities held by Waveland Colorado Ventures.

Chester Schwartz

Chester Schwartz purchased 45,872 shares on December 17, 2007 and 30,582 shares on January 16, 2008.  Mr. Schwartz also holds 500 shares of common stock acquired upon inception of the Company.  Mr. Schwartz has a pecuniary interest in 2,999,800 shares of common stock beneficially owned by Waveland Colorado Ventures by virtue of being a part owner of Waveland Colorado Ventures.  Mr. Schwartz disclaims beneficial ownership in the securities held by Waveland Colorado Ventures.

Iron Block Holdings, LLC (Johan Segerdahl)

Iron Block Holdings, LLC purchased 45,872 shares on December 17, 2007 and 30,582 shares on January 16, 2008.  Johan Segerdahl is the sole member of Iron Block Holdings, LLC and has sole dispositive and voting control over the securities.  Mr. Segerdahl may be considered a beneficial owner of 2,999,800 shares of common stock beneficially owned by Waveland Colorado Ventures.  Waveland Colorado Ventures’ investment committee, consisting of three individuals and of which Mr. Segerdahl is a member, has dispositive and voting control over the securities.  Mr. Segerdahl disclaims beneficial ownership in the securities mentioned above to the extent that he does not have a pecuniary interest therein.

Paul Deslongchamps

Paul Deslongchamps purchased 45,872 shares on December 17, 2007 and 30,582 shares on January 16, 2008.  Mr. Deslongchamps may be considered a beneficial owner of 2,999,800 shares of common stock beneficially owned by Waveland Colorado Ventures.  Waveland Colorado Ventures’ investment committee, consisting of three individuals and of which Mr. Deslongchamps is a member, has dispositive and voting control over the securities.  Mr. Deslongchamps disclaims beneficial ownership in the securities mentioned above to the extent that he does not have a pecuniary interest therein.

Rick Hayes

Rick Hayes purchased 45,872 shares on December 17, 2007 and 30,582 shares on January 16, 2008.  Mr. Hayes has a pecuniary interest in 2,999,800 shares of common stock beneficially owned by Waveland Colorado Ventures by virtue of being a part owner of Waveland Colorado Ventures. Mr. Hayes disclaims beneficial ownership in the securities held by Waveland Colorado Ventures.

Part II

Recent Sales of Unregistered Securities, page II-1

5.                    Please explain why the agreement to issue 183,492 shares has not been disclosed in this section as required by Item 701 of Regulation S-B.

We did not include the 183,492 shares of common stock in Amendment No. 1 to Form SB-2 because the shares had not been issued at that time.  However, the Company issued the shares on January 16, 2008 subsequent to the filing thereof.  Therefore, we have revised the disclosure accordingly.

Exhibits

6.                    We have not been able to locate the subscription agreements and/or transaction documents for the issuances of your common stock that took place on October 31, 2007 and December 17, 2007 or the subscription agreements accepted for the 183,492 shares to be issued. It appears that these documents should be filed as exhibits to the registration statement under Item 601(b)(4) of Regulation S-B. In any event, please provide us with copies of these documents with your response.

We have filed a copy of the subscription agreement for the October 31, 2007 private placement.  In addition, we have filed a form of subscription agreement used for the December 17, 2007 private placement.  The six subscription agreements for that private placement are all identical and also include the commitment to purchase the shares of common stock the Company issued on January 16, 2008.

If you have any further questions or comments, please do not hesitate to contact me.  Thank you.

Sincerely,

/s/ Adam J. Agron
Adam J. Agron